So 3/17/04

04016323

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
8-50866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Sage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
220 Bust Street
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer L. Yeatman **(415) 781-7430**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

MAR - 1 2004
188

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Douglas Engmann, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of ABN AMRO Sage Corporation (the Company) as of December 31, 2003, is true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas Engmann
Chief Executive Officer

State of: California
County of: San Francisco
On February 23, 2004 before me, Peter Thomas Toves Perez, Notary Public,
Personally appeared Douglas J. Engmann who is
☐ ***personally known to me* OR**
☐ **Proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his *signature on the instrument the person or entity upon behalf* of which the person acted, executed the instrument.**

WITNESS my hand and official seal.

Notary Public

PETER THOMAS TOVES PEREZ
Commission # 1286051
Notary Public - California
San Francisco County
My Comm. Expires Dec 2, 2004

This report contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (m) An Oath or Affirmation.
- ☐ (n) Supplemental Report of Independent Auditors on Internal Control.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

Statement of Financial Condition

ABN AMRO Sage Corporation

December 31, 2003
with Report of Independent Auditors

Report of Independent Auditors

The Board of Directors and Stockholders
ABN AMRO Sage Corporation

We have audited the accompanying statement of financial condition of ABN AMRO Sage Corporation (the Company) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABN AMRO Sage Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 19, 2004

Statement of Financial Condition

	December 31
	2003
Assets	
Cash (including segregated cash of $113,237)	$ 2,775,514
Securities Borrowed	1,037,649,838
Receivables from Brokers, Dealers, and Clearing Organizations	343,817,183
Receivables from Affiliates	8,489,616
Securities Owned	26,780,138
Securities Purchased Under Agreements to Resell	333,268,945
Other Assets	18,532,007
Total Assets	$ 1,771,313,241
Liabilities and Stockholders' Equity	
Liabilities:	
Short-term Borrowings	$ 181,100,000
Payables to Brokers, Dealers, and Clearing Organizations	571,770,445
Securities Loaned	660,234,215
Securities Sold Under Agreements to Repurchase	198,718,945
Other Liabilities	8,850,200
Total Liabilities	1,620,673,805
Subordinate Borrowings - Affiliate	50,000,000
Stockholders' Equity	100,639,436
Total Liabilities and Stockholders' Equity	$ 1,771,313,241

See Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

ABN AMRO Sage Corporation (the Company) is a wholly owned subsidiary of ABN AMRO Incorporated (the Parent), which is a wholly owned subsidiary of ABN AMRO WCS Holding Company (WCS). WCS is a wholly owned subsidiary of ABN AMRO North America Holding Company (Holding), which is a wholly owned subsidiary of ABN AMRO Bank.

The Company is a registered securities broker-dealer and a futures commission merchant. The Company's activities include the execution and clearance of futures, options, and stock transactions and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers on exchanges located in Chicago, Philadelphia, New York, and San Francisco. The Company also provides facilities management services to other broker-dealers.

2. Summary of Significant Accounting Policies

Use of Estimates: Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

Cash: Included in cash at December 31, 2003, is $113,237 of cash segregated for regulatory purposes.

Client Transactions: Client securities transactions are recorded on a settlement date basis. Client receivables and payables include amounts related to both cash and margin transactions. Securities owned by clients, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase: Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest. Resale agreements with affiliates at December 31, 2003, were approximately $69.55 million.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize securities sold under repurchase agreements. Open repurchase and resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted.

2. Summary of Significant Accounting Policies (Continued)

Securities Borrowed and Securities Loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit collateral in the form of cash, or securities, with the lender. The Company receives collateral in the form of cash or securities for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or provides additional cash or securities as necessary to ensure such transactions are adequately collateralized. Securities borrowed from affiliates aggregated approximately $667.4 million at December 31, 2003, while securities loaned to affiliates aggregated approximately $95 million.

Income Taxes: The Company is included in a consolidated federal income tax return with Holding.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's statement of financial condition. Financial instruments recorded at fair value include securities owned.

Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the statement of financial condition include receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from affiliates, short-term borrowings, and subordinated borrowings.

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2003.

Recent Accounting Pronouncements:

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity: In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The adoption of SFAS 150 did not have a material impact on the Company's statement of financial condition.

Derivative Instruments and Hedging Activities: In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*," which amends and clarifies accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133. In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains financing components. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. Our adoption of SFAS 149 did not have a material impact on the Company's statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Guarantees: In November, 2002, the FASB issued Interpretation No. 45 (FIN No. 45), "*Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN No. 45 requires a guarantor to recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required in fiscal year 2003 with no material impact on the consolidated statement of financial condition. See Note 12 "Commitments, Contingencies, and Guarantees" for further discussion.

Consolidation of Variable Interest Entities: In January 2003, the FASB issued Interpretation No. 46 (FIN No. 46), "*Consolidation of Variable Interest Entities* (VIEs)". FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as VIEs. FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. In 2003, the Company adopted FIN No. 46. The adoption did not have a material impact on the Company's statement of financial condition.

3. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2003, consisted of:

Receivables:	
Broker-dealers' trading and investment accounts	$253,792,571
Settlements due from clearing organizations	71,433,322
Deposits with clearing organizations	11,670,515
Failed-to-deliver	6,920,775
Total	$343,817,183
Payables:	
Broker-dealers' trading and investment accounts	$357,708,800
Broker-dealers' commodity accounts	188,738,684
Settlements payable to clearing organizations	4,806,277
Failed-to-receive	20,516,684
Total	$571,770,445

Receivables arising from broker-dealers' trading and investment transactions are collateralized by securities owned by the broker-dealers. The value of this collateral is not reflected in the accompanying statement of financial condition. The Company clears futures trades through an omnibus account with the Parent.

4. Securities Owned

At December 31, 2003, securities owned consisted primarily of $26.8 million of U.S. government securities, which are stated at market or fair value. All of the U.S. government securities are pledged to The Options Clearing Corporation to satisfy margin requirements and may not be sold or repledged by the collateralized party.

Notes to Statement of Financial Condition (continued)

5. Impairment of Exchange Memberships

The Company owns seats on the Pacific Stock Exchange, the Philadelphia Stock Exchange, the Chicago Stock Exchange and the American Stock Exchange at December 31, 2003, which are recorded at historical cost, less any permanent impairment. At December 31, 2003, the market price for these seats was significantly below the Company's historical cost. The Company viewed this as a permanent impairment of these assets and, therefore, wrote down the value of these seats by approximately $5.3 million at December 31, 2003.

6. Short-Term Borrowings and Line of Credit

Short-term borrowings represent amounts due to banks, with interest charged at varying rates. These borrowings include loans with nonaffiliated financial institutions of $2.6 million collateralized by approximately $13.2 million of securities. The weighted-average interest rate on these loans was 1.43% at December 31, 2003.

An unsecured revolving line of credit of $1 billion is available to the Company from ABN AMRO Bank. Interest accrues at the Federal Funds rate, plus 1/8%. At December 31, 2003, $178.5 million had been drawn on the unsecured revolving line of credit at an average interest rate of 1.21

7. Subordinated Borrowings

The Company has two revolving subordinated loan agreements with WCS for a total of $100 million maturing on September 30, 2006, and September 30, 2007 (with options to extend to September 30, 2011). As of December 31, 2003, there was $50 million outstanding on these agreements. The agreements bear interest at rates that reset at each maturity date; the interest rate at December 31, 2003, was 1.27%. The subordinated borrowings have been approved by the Chicago Board Options Exchange and the National Futures Association and are available in computing net capital under the Securities and Exchange Commission's Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Preferred Stock

At December 31, 2003, the Company had $1.55 million of nonvoting, cumulative preferred stock issued to certain broker-dealers in conjunction with joint back-office agreements. The preferred stock accumulates dividends at an annual rate of 6%.

9. Income Taxes

Net deferred income tax assets as of December 31, 2003, are as follows:

Assets	$ 4,439,869
Liabilities	(252,496)
Net deferred tax asset	$ 4,187,373

Deferred taxes are included in other assets in the statement of financial condition. Deferred tax assets are comprised principally of deductions related to deferred compensation plans. It is anticipated that the Company's net deferred income tax assets will be realized; therefore, no valuation allowance has been recorded against deferred income tax assets as of December 31, 2003. Deferred tax liabilities are comprised principally of the net temporary differences related to trustee agreements and accrued expenses.

10. Benefit Plans

Group Retirement Plan: ABN AMRO Bank sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

401(k) Savings Plan: Effective January 1, 2002, WCS commenced sponsorship of the ABN AMRO WCS Holding Company 401(k) savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the respective WCS subsidiary.

Group Welfare Plan: Effective January 1, 2002, WCS provided welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense when paid.

11. Leases

The Company leases space for its principal facilities and also leases space in other buildings. The noncancellable leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses.

(thousands of dollars)	2004	2005	2006	2007	2008	2009 and thereafter	Aggregate Total
Future rental commitments for all leases	$5,109	$4,598	$4,566	$1,274	$855	$1,026	$17,428

12. Commitments, Contingencies, and Guarantees

At December 31, 2003, the Company was contingently liable for irrevocable letters of credit of approximately $100,000. The letters of credit are collateralized by marketable securities owned by the Company's clients and are pledged at clearing organizations to satisfy margin and good faith deposits.

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The Company believes that it is unlikely it will have to make material payments under these arrangements and no liabilities related to these agreements have been recognized in the consolidated statement of financial condition at December 31, 2003.

Additionally, the Company has guaranteed approximately $3.3 million to unaffiliated banks for loans made by these banks to parties that lease exchange memberships to the Company. These loans provide the leasing parties with the necessary capital to conduct operations and are collateralized by exchange memberships owned by the leasing parties. To mitigate the risk, the Company monitors the value of the underlying memberships and requires additional collateral as necessary. However, the potential for the Company to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the Company's statement of financial condition.

13. Client Transactions

In the normal course of business, the Company's securities clearance activities involve clearing transactions for independent broker-dealers. The broker-dealers' operations provide liquidity to the market through the use of leverage and hedging to buy and sell securities. The Company may have significant risk from the potential inability of the broker-dealers to meet their commitments in the event of volatile trading markets. As the Company may have to assume the broker-dealers' liabilities, the Company controls this risk by monitoring the broker-dealers' equity levels on an intraday basis for compliance with internal guidelines, which require the broker-dealers to maintain equity levels substantially above those indicated by market conditions. To further mitigate this risk, the Company developed real-time computerized risk control systems that analyze the broker-dealers' portfolio risk. When it is determined that the broker-dealers' activities may be subject to above normal market risks, the Company will require the broker-dealers to deposit additional equity or reduce positions.

The Company's broker-dealer financing and securities settlement activities require the Company to pledge broker-dealers' securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. Additionally, the Company pledges broker-dealers' securities as collateral to satisfy margin deposits to various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return broker-dealers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company mitigates this risk by monitoring the market value of securities pledged and by requiring adjustment to collateral levels on a daily basis prior to the occurrence of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

14. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), ABN AMRO Sage Corporation is subject to the SEC's net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital requirements under the alternative method, as permitted by the Rule. This method requires the Company to maintain net capital equal to 4% of the funds required to be segregated pursuant to the Commodity Exchange Act, as defined. At December 31, 2003, net capital of approximately $36.6 million was approximately $34.1 million in excess of required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital Rule or the SEC and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for the independent broker-dealers for which the Company provides clearing services to classify assets held by the Company as allowable assets in the independent broker-dealers' net capital calculation. At December 31, 2003, the Company had no reserve requirement related to the PAIB calculation.

15. Subsequent Events

The Company and its Parent along with Merrill Lynch Professional Clearing Corp ("Merrill Lynch") entered into an Asset Purchase Agreement (the APA) dated as of January 12, 2004, wherein Merrill Lynch will purchase from the Company its U.S. based professional brokerage business. Because the transaction is an asset sale, not a stock sale, Merrill Lynch is not purchasing the Company's legal entity. However, Merrill Lynch is purchasing substantially all of the Company's assets and assuming substantially all of its liabilities. The transaction is expected to close late in the first quarter or early in the second quarter of 2004. The Parent is currently evaluating the use of the Company's legal entity post-closing. The Company is and will continue to